February 14, 2011

Mr. William Thompson

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E. MS 3561

Washington, D.C. 20002

RE:	Transcend Services, Inc. Form 10-Q for the quarter ended September 30, 2010 (filed November 9, 2010) and Definitive Proxy Statement filed on Schedule 14A (filed April 12, 2010) file No. 0-18217

Dear Mr. Thompson:

This letter is in response to the letter (the “Comment Letter”) dated January 21, 2011 from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), with respect to the Transcend Services, Inc. (“Transcend” or the “Company”) filings referenced above. We have set forth below in bold text the comments contained in the Comment Letter followed by our responses.

In connection with responding to these comments, the Company acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filings, including all information required under the Securities Act of 1933 and all information investors require for an informed decision;

•	Staff comments, changes to disclosure in response to staff comments and/or declaration of effectiveness do not foreclose the Commission from taking any action with respect to the filing; and

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The Company may not assert staff comments or declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-Q for the quarter ended September 30, 2010

Part I. Financial Information

Item 1. Financial Statements

Note 10. Stock-Based Compensation, page 12

[Note: We believe the reference to Form 20-F in the comment letter is erroneous]

1.	We reviewed your response to comment one in our letter dated December 28, 2010. Please tell us your rationale for allocating and recognizing a portion of the adjustment related to the first quarter in both the first and second quarters of the current fiscal year. Please also tell us what consideration you gave to the trend in quarterly earnings in your determination to record the effect of the errors in forfeiture and volatility rates in the first quarter and the cumulative effect of the errors on prior years in the second quarter as opposed to the first quarter. Refer to ASC 250-10-45-27.

RESPONSE:

We note for clarification of the facts that both errors – the $231,000 vesting of restricted stock and the $445,000 cumulative adjustment due to errors in the volatility and forfeiture rates – were discovered in June 2010 and quantified in July 2010. The $231,000 error was recorded as a correction for the quarter ended March 31, 2010 in the Form 10-Q for the period ended June 30, 2010 (not the Form 10-Q for the period ended March 31, 2010) and will be reflected as a first quarter 2010 item in future filings. The $445,000 was recorded in the quarter ended June 30, 2010.

Our rationale for allocating a portion of the adjustment related to the first quarter in both the first and second quarters of the current fiscal year is as follows:

A.	Restricted stock vesting correction ($231,000):
•	The $231,000 correction was related to a discreet transaction that occurred in the first quarter of 2010, namely the vesting of restricted stock awards on March 31, 2010;

•

Even though we determined that this correction was immaterial (in accordance with the analysis described in our previous response) and therefore might have properly been recorded in the current period, we decided to record the correction effective in the first quarter of 2010 because of the discreet nature of the event.

B.	Cumulative adjustment to volatility and forfeiture rates ($445,000):
•	The $445,000 correction was not related to any particular event occurring in the first quarter of 2010 but was rather a result of cumulative errors over time.

•

Although $137,000 of the $445,000 error related to the first quarter of 2010 and $308,000 related to the cumulative errors through December 31, 2009, the entire $445,000 was deemed immaterial (in accordance with the analysis described in our previous response) and was therefore recorded in the current period, namely the second quarter ended June 30, 2010. Since we concluded that the entire $445,000 was immaterial, we did not see any rational for splitting the entry and recording $137,000 in the first quarter and $308,000 in the second quarter.

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Had we deemed the $445,000 to be material, we would have recorded the entire $445,000 in the period ended March 31, 2010 in accordance with ASC 250-10-45-26. The decision to record the $445,000 in the second quarter of 2010 hinged on our assessment of materiality in accordance with FASB Concepts Statement 2: “The omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item. Both quantitative and qualitative factors must be considered.”

Regarding the consideration we gave to the trend in quarterly earnings in our determination to record the effect of the errors in forfeiture and volatility rates in the first quarter ($137,000) and the cumulative effect of the errors on prior years ($308,000) in the second quarter as opposed to the first quarter, we note the following (in addition to the comments above):

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In determining materiality, we did consider the impact of the error in forfeiture and volatility rates on the trend in quarterly earnings in accordance with ASC 250-10-45-27 and particularly in the first quarter of 2010. We recognized that the impact of recording the entire $445,000 error in the first quarter of 2010 would have been 17% of pre-tax income and 20% of net income and diluted earnings per share for the period. We also considered the impact of this error together with the $231,000 restricted stock vesting error for all relevant periods. As discussed in our previous response, we determined that the qualitative factors that were integral to our materiality assessment were compelling enough to conclude that the error was immaterial based on the definition of materiality.

Forfeiture and Volatility Rate Error

Period Ended March 31, 2010

	As Reported	Forfeiture/ Volatility Error	Error %	As Adjusted
Pre-tax Income	$2,648,000	(445,000)	-17%	$2,203,000
Net Income	$1,632,000	(326,000)	-20%	$1,306,000
Earnings per Share, Diluted	$0.15	$(0.03)	-20%	$0.12

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Since the $445,000 error was determined to be immaterial in accordance with FASB Concepts Statement 2, it was therefore recorded in the current period (the second quarter of 2010) and fully disclosed in the footnotes to the financial statements in the Form 10-Q for the period ended June 30, 2010 in accordance with ASC 250-10-45-27.

Please do not hesitate to contact the undersigned at (678) 808-0614 or lance.cornell@trcr.com with any questions or comments.

Best Regards,

/s/ Lance Cornell
Lance Cornell Chief Financial Officer